SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Momo Inc.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

60879B 1071

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American depositary shares, each representing two Class A ordinary shares.

CUSIP No. 60879B 107	13G	Page 2 of 10 Pages

1	Name of Reporting Person Yan Tang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 98,673,870 ordinary shares[1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 98,673,870 ordinary shares[1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 98,673,870 ordinary shares[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 26.0%[2]
12	Type of Reporting Person IN

[1]	Includes (i) 96,886,370 Class B ordinary shares held of record by Gallant Future Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Tang, (ii) 1,406,250 Class A ordinary shares that Mr. Tang has the right to acquire upon exercise of options within 60 days after December 31, 2014, and (ii) 381,250 Class A ordinary shares that Ms. Sichuan Zhang, the wife of Mr. Tang, has the right to acquire upon exercise of options within 60 days after December 31, 2014. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
[2]	Based on 377,756,110 Class A ordinary shares outstanding as of December 31, 2014 assuming conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 60879B 107	13G	Page 3 of 10 Pages

1	Name of Reporting Person Sichuan Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 98,673,870 ordinary shares[1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 98,673,870 ordinary shares[1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 98,673,870 ordinary shares[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 26.0%[2]
12	Type of Reporting Person IN

[1]	Includes (i) 96,886,370 Class B ordinary shares held of record by Gallant Future Holdings Limited, a company wholly owned by a family trust controlled by Mr. Yan Tang, the husband of Ms. Zhang, (ii) 1,406,250 Class A ordinary shares that Mr. Tang has the right to acquire upon exercise of options within 60 days after December 31, 2014, and (ii) 381,250 Class A ordinary shares that Ms. Zhang has the right to acquire upon exercise of options within 60 days after December 31, 2014.
[2]	Based on 377,756,110 Class A ordinary shares outstanding as of December 31, 2014 assuming conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 60879B 107	13G	Page 4 of 10 Pages

1	Name of Reporting Person Gallant Future Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 96,886,370 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 96,886,370 ordinary shares[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 96,886,370 ordinary shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 25.6%[2]
12	Type of Reporting Person CO

[1]	Includes 96,886,370 Class B ordinary shares held of record by Gallant Future Holdings Limited.
[2]	Based on 377,756,110 Class A ordinary shares outstanding as of December 31, 2014 assuming conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 60879B 107	13G	Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Momo Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

The People’s Republic of China

Item 2(a).	Name of Person Filing:

Yan Tang

Sichuan Zhang

Gallant Future Holdings Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Yan Tang

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

The People’s Republic of China

Sichuan Zhang

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

The People’s Republic of China

Gallant Future Holdings Limited

Sertus Chambers, P.O. Box 905

Quasticky Building, Road Town, Tortola

British Virgin Islands

Item 2(c)	Citizenship:

Yan Tang – The People’s Republic of China

Sichuan Zhang – The People’s Republic of China

Gallant Future Holdings Limited – British Virgin Islands

CUSIP No. 60879B 107	13G	Page 6 of 10 Pages

Item 2(d).	Title of Class of Securities:

Class A ordinary shares

Item 2(e).	CUSIP Number:

60879B 107. This CUSIP number applies to the Issuer’s American depositary shares, each representing two Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each reporting person is provided as of December 31, 2014. The calculations are based on a total of 377,756,110 ordinary shares issued and outstanding as of December 31, 2014, which includes 280,869,740 Class A ordinary shares and 96,886,370 Class B ordinary shares:

Reporting Person: Yan Tang / Sichuan Zhang	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on an as-converted basis		Percentage of aggregate voting power
(a) Amount beneficially owned:	98,673,870	(1)	96,886,370	(2)	98,673,870	(1)	—
(b) Percent of class:	26.0	%(3)	100.0%		26.0	%(4)	77.7	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0		0		0		—
(ii) Shared power to vote or to direct the vote	98,673,870	(1)	96,886,370	(2)	98,673,870	(1)	—
(iii) Sole power to dispose or to direct the disposition of	0		0		0		—
(iv) Shared power to dispose or to direct the disposition of	98,673,870	(1)	96,886,370	(2)	98,673,870	(1)	—

Notes:

(1)	Represents (i) 96,886,370 Class B ordinary shares held of record by Gallant Future Holdings Limited, (ii) 1,406,250 Class A ordinary shares that Mr. Yan Tang has the right to acquire upon exercise of options within 60 days after December 31, 2014, and (ii) 381,250 Class A ordinary shares that Ms. Sichuan Zhang, the wife of Mr. Tang, has the right to acquire upon exercise of options within 60 days after December 31, 2014. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by each reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

CUSIP No. 60879B 107	13G	Page 7 of 10 Pages

(2)	Represents 96,886,370 Class B ordinary shares held of record by Gallant Future Holdings Limited.

(3)	To derive this percentage, (x) the numerator is 98,673,870, and (y) the denominator is the sum of (i) 280,869,740, being the numbers of the Company’s total Class A ordinary shares outstanding at December 31, 2014, (ii) 96,886,370, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares beneficially owned by each of Mr. Tang and Ms. Zhang, and (iii) 1,787,500, being the total number of Class A ordinary shares that are issuable upon exercise of options by Mr. Tang and Ms. Zhang, as applicable, within 60 days of December 31, 2014.

(4)	To derive this percentage, (x) the numerator is 98,673,870, and (y) the denominator is the sum of (i) 280,869,740, being the numbers of the Company’s total Class A ordinary shares outstanding at December 31, 2014, (ii) 96,886,370, being the number of the Company’s total Class B ordinary shares outstanding at December 31, 2014 that are convertible into the same number of Class A ordinary shares, and (iii) 1,787,500, being the total number of Class A ordinary shares that are issuable upon exercise of options by Mr. Tang and Ms. Zhang, as applicable, within 60 days of December 31, 2014.

(5)	Percentage of aggregate voting power represents voting power of all ordinary shares held by each reporting person with respect to all outstanding shares of the Company’s Class A and Class B ordinary shares. Each holder of the Company’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Company’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

Reporting Person: Gallant Future Holdings Limited	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on an as -converted basis		Percentage of aggregate voting power
(a) Amount beneficially owned:	96,886,370	(1)	96,886,370	96,886,370	(1)	—
(b) Percent of class:	25.6	%(2)	100.0%	25.6	%(3)	77.5	%(4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	96,886,370	(1)	96,886,370	96,886,370	(1)	—
(ii) Shared power to vote or to direct the vote	0		0	0		—
(iii) Sole power to dispose or to direct the disposition of	96,886,370	(1)	96,886,370	96,886,370	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0	0		—

Notes:

The reporting person is the record owner of 96,886,370 Class B ordinary shares of the Issuer.

(1)	Represents 96,886,370 Class B ordinary shares held of record by the reporting person that are convertible into the same number of Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

(2)	To derive this percentage, (x) the numerator is 96,886,370, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 280,869,740, being the numbers of the Company’s total Class A ordinary shares outstanding at December 31, 2014 and (ii) 96,886,370, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person.

(3)	To derive this percentage, (x) the numerator is 96,886,370, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 280,869,740, being the numbers of the Company’s total Class A ordinary shares outstanding at December 31, 2014 and (ii) 96,886,370, being the number of the Company’s total Class B ordinary shares outstanding at December 31, 2014 that are convertible into the same number of Class A ordinary shares.

CUSIP No. 60879B 107	13G	Page 8 of 10 Pages

(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Company’s Class A and Class B ordinary shares. Each holder of the Company’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Company’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

Gallant Future Holdings Limited, a British Virgin Islands company, directly holds 96,886,370 Class B ordinary shares of the Issuer. Gallant Future Holdings Limited is 100% owned by UBS Nominees Limited on behalf of The Gallant Future Trust, with UBS Trustees (BVI) Ltd. as the trustee, Mr. Yan Tang as the settlor and protector, and Mr. Tang and others designated by Mr. Tang as beneficiaries. Mr. Tang reserves the right to revoke The Gallant Future Trust, and Mr. Tang is the sole director of Gallant Future Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Tang may be deemed to beneficially own all of the ordinary shares of the Issuer held by Gallant Future Holdings Limited.

In addition to 96,886,370 Class B ordinary shares held of record by Gallant Future Holdings Limited described above, Mr. Yan Tang has the right to acquire 1,406,250 Class A ordinary shares upon exercise of options within 60 days after December 31, 2014, and Ms. Sichuan Zhang has the right to acquire 381,250 Class A ordinary shares upon exercise of options within 60 days after December 31, 2014.

Mr. Yan Tang and Ms. Sichuan Zhang are husband and wife. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Tang may be deemed to beneficially own all the Class A and Class B ordinary shares beneficially owned by Ms. Zhang, and Ms. Zhang may be deemed to beneficially own all the Class A and Class B ordinary shares beneficially owned by Mr. Tang.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

CUSIP No. 60879B 107	13G	Page 9 of 10 Pages

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 60879B 107	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

Yan Tang	/s/ Yan Tang
Yan Tang

Sichuan Zhang	/s/ Sichuan Zhang
Sichuan Zhang

Gallant Future Holdings Limited	By:	/s/ Yan Tang
	Name:	Yan Tang
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement